Rama Padmanabhan

+1 858 550 6024

padmanabhan@cooley.com

September 1, 2015

VIA EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Mellissa Campbell Duru

Re:	Ikanos Communications, Inc. Schedule TO-T filed August 19, 2015, amended August 21, 2015 by
King Acquisition Co., Qualcomm Atheros, Inc. and QUALCOMM Incorporated
File No. 05-81084

Ladies and Gentlemen:

On behalf of our clients, Qualcomm Atheros, Inc. (“Parent”), King Acquisition Co. (“Purchaser”) and QUALCOMM Incorporated (together with Parent and Purchaser, the “Filing Persons”), we are hereby electronically filing with the Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to the Securities Exchange Act of 1934, as amended, Amendment No. 2 (the “Second Amendment”) to the Schedule TO-T, initially filed by the Filing Persons with the Commission on August 19, 2015 and first amended on August 21, 2015 (together, the “Schedule TO”).

The Second Amendment is being filed in response to the comments received from the Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 26, 2015 from Mellissa Campbell Duru (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering of the comments set forth in the Comment Letter, the text of which we have incorporated into this response letter for convenience. We are delivering one courtesy copy of the Second Amendment and one courtesy copy of this letter to Ms. Duru.

Staff Comments and Responses

Schedule TO

Background of the Offer, page 21

1.      Comment: We refer to disclosure regarding the negotiations that occurred amongst the filing parties and Tallwood and Alcatel. Please supplement your disclosure to address the material items discussed and/or points of contention and how they were ultimately resolved.

Response: We acknowledge the Staff’s comment and, as requested, the Filing Persons have (i) amended paragraph 11 on page 24 of the Offer to Purchase as follows:

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com

United States Securities

and Exchange Commission

Page Two

“On July 7, 2015, Cooley sent an initial draft of the Tender and Support Agreement to Pillsbury. The draft provided that the Tender and Support Agreement only terminated upon the termination of the Merger Agreement or the effectiveness of the Merger.”

(ii) amended paragraph 3-4 on page 25 of the Offer to Purchase as follows:

“On July 24, 2015, Pillsbury sent a revised draft of the Tender and Support Agreement to Cooley, which included comments from representatives of Alcatel and Tallwood. The revised draft provided that the Tender and Support Agreement would terminate in connection with a change in the recommendation of the Ikanos Board and on the End Date under the terms of the Merger Agreement, even if the Merger Agreement did not terminate on the End Date. On the same day, Cooley sent revised drafts of the Merger Agreement and the Tender and Support Agreement to Pillsbury. In the revised draft of the Tender and Support Agreement, Qualcomm rejected the concept of the Tender and Support Agreement terminating on the End Date under the Merger Agreement, even if the Merger Agreement did not terminate on the End Date. Qualcomm also indicated that although it rejected the concept of the Tender and Support Agreement terminating in connection with a change in recommendation of the Ikanos Board, it was willing to agree to a provision whereby the number of shares tendered pursuant to the Tender and Support Agreement would decrease below a majority of the shares outstanding on a fully diluted basis if the change in recommendation of the Ikanos board was due to specified intervening events as permitted by the terms of the Merger Agreement (not in connection with an alternative acquisition proposal).

Between July 24, 2015 and July, 28 2015, Pillsbury and Cooley negotiated and exchanged further drafts of the Merger Agreement. On July 28, 2015, Pillsbury and Cooley negotiated and exchanged drafts of the Tender and Support Agreement which included revisions by, and input from, representatives of Alcatel and Tallwood. Alcatel, Tallwood and Qualcomm agreed that, in connection with a change in recommendation of the Ikanos board due to specified intervening events as permitted by the Merger Agreement (not in connection with an alternative acquisition proposal), the number of shares tendered pursuant to the Tender and Support Agreement would decrease, on a pro rata basis, to 30% of the shares outstanding on a fully diluted basis plus a proportionate number of additional shares tendered based upon the shares tendered by stockholders not bound by the Tender and Support Agreement. However, the parties did not reach agreement on whether the Tender and Support Agreement would terminate on the End Date under the terms of the Merger Agreement, even if the Merger Agreement did not terminate on the End Date and was otherwise extended by Ikanos, Purchaser and Parent.”

(iii) amended paragraph 7 on page 25 of the Offer to Purchase as follows:

“Also between July 29, 2015 and July 31, 2015, representatives of Pillsbury and Cooley negotiated and exchanged further drafts of the Merger Agreement and the Tender and Support Agreement. Qualcomm continued to take the position that the Tender and Support Agreement should not terminate on the end date of the Merger Agreement if the Merger Agreement did not terminate on such date. On July 31, 2015, representatives of Alcatel and Cooley continued to negotiate the termination provision of the Tender and Support Agreement. Alcatel proposed that the Tender and Support Agreement terminate 45 days after the End Date.”

(iv) amended paragraph 11 on page 25 of the Offer to Purchase as follows:

“On August 4, 2015, Mr. Tahernia met with a representative of Qualcomm to renegotiate the purchase price. At the meeting, Qualcomm agreed to raise the offer to $2.75 per share as its best and final offer. Mr. Tahernia agreed to present the revised offer price of $2.75 for consideration by the Ikanos Board. On the same day, Cooley, Pillsbury and representatives of Alcatel and Tallwood continued to negotiate the terms of the Tender and Support Agreement. Alcatel again proposed that the Tender and Support Agreement terminate 45 days after the End Date, which Qualcomm agreed to solely with respect to Alcatel, but not Tallwood or the other signatories to the Tender and Support Agreement, which was eventually agreed to by all parties.”

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com

United States Securities

and Exchange Commission

Page Three

2.      Comment: Your disclosure indicates that the filing parties have already designated “certain” Ikanos employees to enter into employment agreements. Additionally, Ikanos’ SC 14D-9 discloses that you expect Mr. Pal to remain an officer in the post-merger entity. Your disclosure, however, regarding post-merger employment matters is limited. Please substantially revise your discussion in the Background section to disclose any material discussions involving retention and/or continuing relationships involving the filing parties and Ikanos’ executive officers and/or directors in the post-merger entity. Include a description of discussions regarding the type of compensatory arrangements (equity and non-equity) that are planned or that were negotiated or agreed upon. We may have further comment.

Response: We acknowledge the Staff’s comment and respectfully submit that, as of the date of this response, except as indicated below with respect to Debajyoti Pal, the Senior Vice President and Chief Technology Officer of Ikanos, no material discussions involving retention and/or continuing relationships involving the filing parties and Ikanos Communications, Inc.’s (“Ikanos”) executive officers and/or directors in the post-merger entity have occurred. In addition, as of the date of this response, no filing party has entered into any employment agreement with any Ikanos employee. We respectfully submit that upon occurrence of such material discussions or entry into employment agreements with Ikanos’s executive officers and/or directors in the post-merger entity, we will amend the Schedule TO to include a description of the type of compensatory arrangements (equity and non-equity) contemplated by such discussions or agreements.

As requested, the Filing Persons have (i) added a new paragraph before the last paragraph on page 25 of the Offer to Purchase as follows:

“On August 4, 2015, Cooley transmitted to Pillsbury the names of Ikanos employees that Qualcomm wanted Ikanos to use commercially reasonable efforts to ensure entered into employment agreements with Parent or one of Parent’s subsidiaries, to be effective as of the Closing Date.”

(ii) amended the fourth paragraph on page 42 of the Offer to Purchase as follows:

“Ikanos will use commercially reasonable efforts to ensure that certain employees designated by Parent enter into employment agreements with Parent or one of Parent’s subsidiaries to be effective as of Closing Date. Except for Debajyoti Pal, the Senior Vice President and Chief Technology Officer of Ikanos, such designated employees do not include any of Ikanos’s directors or executive officers. Following the Effective Time, Parent will offer, or cause the applicable subsidiary to offer, such employees who remain employed by the Surviving Corporation after the Closing with reasonably comparable compensation (excluding any equity-based compensation) and benefits in the aggregate as those provided immediately prior to the Closing or those provided to similarly situated employees of Parent or its subsidiaries, as applicable. On August 18, 2015, a representative of Qualcomm indicated to Mr. Pal that Qualcomm intended to offer him a senior position at Qualcomm to be effective as of the Closing Date, which would include a retention component. No other compensation details were communicated. Qualcomm expects to extend formal offers to Mr. Pal and other designated employees prior to the Offer Acceptance Time.”

3.      Comment: We refer to Schedule 6.15 of the Merger Agreement or the “Retained Employees” schedule. Please supplementally provide us with this schedule. Additionally, in responding to comment 3, please disclose whether any of the persons identified in Schedule 6.15:

(i) are executive officers and/or directors of Ikanos; and/or,

(ii) have already entered into employment agreements.

Response: We acknowledge the Staff’s comment and are supplementally providing Schedule 6.15 to the Merger Agreement concurrently with the delivery of this letter. We hereby request, pursuant to 17 C.F.R. § 200.83

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com

United States Securities

and Exchange Commission

Page Four

that the supplemental materials transmitted herewith be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter or any supplemental materials transmitted herewith, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone me at (858) 550-6024 rather than rely upon the United States mail for such notice.

Schedule 6.15 includes Debajyoti Pal, the Senior Vice President and Chief Technology Officer of Ikanos. Other than Mr. Pal, no one listed on Schedule 6.15 is an executive officer or director of Ikanos. As of the date of this response, no employment agreement has been entered into with Mr. Pal or any of the other people listed on Schedule 6.15.

Tender and Support Agreement, page 45

4.      Comment: Please update your disclosure to indicate whether the Supporting Stockholders have tendered their shares pursuant to the terms of the agreement.

Response: We acknowledge the Staff’s comment and, as requested, the Filing Persons have revised the referenced disclosures by adding a new paragraph to the end of this section titled “Tender and Support Agreement” as follows to provide the requested information:

“As of August 28, 2015, the Supporting Stockholders have tendered all of their outstanding Shares pursuant to the Tender and Support Agreement.”

5.      Comment: Please simplify by way of an example, the disclosure regarding the amount of securities Supporting Stockholders may withdraw upon the Ikanos Board changing its recommendation. Clarify further the intended effect of this provision and its impact on the filing persons’ beneficial ownership of shares of the company following such an event.

Response: We acknowledge the Staff’s comment and, as requested, the Filing Persons have revised the referenced disclosures by amending and restating the third paragraph of this section in its entirety as follows to provide the requested information:

“The Tender and Support Agreement provides that, no later than seven business days after the commencement of the Offer and the documents related to the Offer being made publicly available on the EDGAR database of the SEC, each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires after such date unless the Tender and Support Agreement has been terminated. The Tender and Support Agreement will terminate upon termination of the Merger Agreement and certain other specified events. Upon the occurrence of the Ikanos Board changing their recommendation that the stockholders of Ikanos support the offer as a result of a permitted change in recommendation for an Intervening Event (not in connection with an alternative acquisition proposal), each Supporting Stockholder will be permitted to withdraw the excess of the aggregate number of Shares owned by the Supporting Stockholders as of the date of August 5, 2015 and any additional Shares acquired by the Supporting Stockholders after the entry into such agreement (the “Subject Securities”) that is equal to each Supporting Stockholder’s pro rata portion (as measured against the aggregate Subject Securities held by each of the Supporting Stockholders) of the sum of (i) 30% of the total number of Shares outstanding, on a fully diluted basis (the “30%

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com

United States Securities

and Exchange Commission

Page Five

Shares”) plus (ii) such additional number of Subject Securities (rounded down to the nearest whole Share) held by all of the Supporting Stockholders that is equal to product of (x) the total number of Subject Securities held by all Supporting Stockholders less the 30% Shares, multiplied by (y) the percentage, rounded to two decimal places, of the total number of outstanding Shares that have been tendered and not withdrawn prior to the expiration of the Offer by all holders of the Shares (other than the Supporting Stockholders). For example, assuming there are 22,101,494 total Shares outstanding on a fully diluted basis (the number of outstanding Shares on a fully diluted basis as of August 5, 2015), upon a change in recommendation by the Ikanos Board for an Intervening Event, the Supporting Stockholders may reduce their aggregate number of Shares tendered to 6,630,448 Shares, which is 30% of the total Shares outstanding on a fully diluted basis. Each Supporting Stockholder would be required to tender only its pro rata portion of the 6,630,448 Shares, meaning, based on holdings as of August 5, 2015, (i) Tallwood would be required to tender 5,722,152 Shares, (ii) Alcatel would be required to tender 806,784 Shares, (iii) Diosdado P. Banatao would be required to tender 5,963 Shares, (iv) Jason W. Cohenour would be required to tender 2,974 Shares, (v) Danial Faizullabhoy would be required to tender 7,769 Shares, (vi) Frederick M. Lax would be required to tender 6,938 Shares, (vii) George Pavlov would be required to tender 6,176 Shares, (viii) James Smaha would be required to tender 6,176 shares, (ix) Omid Tahernia would be required to tender 16,147 Shares, (x) Dennis Bencala would be required to tender 4,311 Shares, and (xi) Debajyoti Pal would be required to tender 45,059 Shares. Under this scenario, our beneficial ownership of Ikanos as of August 5, 2015, which includes rights to acquire Shares exercisable within 60 days of such date, would be reduced to a total of 7,300,902 Shares, or 42.4% of the total outstanding Shares on such date.”

Conditions of the Offer, page 49

6.      Comment: We note disclosure that each of the conditions to the offer constitutes an ongoing right that may be asserted “at any time from time to time.” Please revise to clarify that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to the offer’s expiration.

Response: We acknowledge the Staff’s comment and, as requested, the Filing Persons have revised the referenced disclosures by amending and restating the last paragraph of this section in its entirety as follows to make clear that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to the offer’s expiration:

“The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) we may waive, in whole or in part at any time and from time to time, in our sole discretion, any such condition or conditions. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the foregoing, depending on the materiality of the failure to exercise any of the foregoing and the number of days remaining in the Offer, Parent may be required to extend the Offer and recirculate new disclosures to the holders of Shares. All of the above conditions, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to the Expiration Time.”

7.      Comment: When an offer condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com

United States Securities

and Exchange Commission

Page Six

Response: The Filing Persons confirm their understanding that if a material condition of the Offer has been waived, they may need to disclose such information to security holders and extend the Offer depending on the number of the days remaining in the Offer.

8.      Comment: When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the offerors should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Response: The Filing Persons confirm their understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the offerors should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

*        *        *         *        *

The statement from the Filings Persons requested by the Staff is included as Annex A to this response letter. The Filings Persons respectfully request the Staff’s assistance in completing the review of the Schedule TO and the Second Amendment at your earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please do not hesitate to call me at (858) 550-6024 with any comments or questions regarding the Second Amendment and this letter. We thank you for your time and attention.

Sincerely,

/s/ Rama Padmanabhan
Rama Padmanabhan

cc:	QUALCOMM Incorporated
Adam Schwenker
Jon Russo

Cooley LLP
Rama Padmanabhan

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com

United States Securities

and Exchange Commission

Page Seven

September 1, 2015

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549-3628

Re:	Ikanos Communications, Inc. Schedule TO-T filed August 19, 2015, amended August 21, 2015 by
King Acquisition Co., Qualcomm Atheros, Inc. and QUALCOMM Incorporated
File No. 05-81084

Ladies and Gentlemen:

In connection with the above-captioned filings, each of the undersigned hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

QUALCOMM INCORPORATED

By:	/s/ Adam Schwenker
Name:	Adam Schwenker
Title:	Assistant Secretary, Vice President and Legal Counsel

QUALCOMM ATHEROS, INC.

By:	/s/ Daniel D. Vrechek
Name:	Daniel D. Vrechek
Title:	Secretary, Vice President and General Counsel

KING ACQUISITION CO.

By:	/s/ Daniel D. Vrechek
Name:	Daniel D. Vrechek
Title:	Secretary and Vice President

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com